# SEC Schedule 13G/A (Amendment No. 15) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Check Point Software Technologies Ltd, CIK 0001015922
CUSIP: M22465104
Title of class of securities: Ordinary Shares, Nominal Value NIS 0.01 per Share
Address of issuer's principal executive offices: 5 Ha'Solelim Street, Tel Aviv, Israel (L3), 67897
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001218502

## Reporting persons
- Gil Shwed: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 24,870,408; shared voting power 0; sole dispositive power 24,870,408; shared dispositive power 0; aggregate amount beneficially owned 24,870,408 (25.1% of the class)
  Comment: * The Reporting Person has been advised by the Issuer that, as of March 31, 2026, the Issuer had 104,027,807 ordinary shares outstanding.
  
  ** Consists of (i) 24,870,408 ordinary shares held by the Reporting Person and (ii) 1,622,500 ordinary shares that the Reporting Person has the right to acquire pursuant to stock options that are exercisable within 60 days of March 31, 2026. The 1,622,500 ordinary shares subject to the stock options do not have any voting rights unless and until such stock options are exercised by the Reporting Person.
  
  *** The 24,870,408 ordinary shares held by the Reporting Person represented 23.9% of the outstanding ordinary shares and voting rights as of March 31, 2026.

## Item 1. Issuer
Name of issuer: Check Point Software Technologies Ltd
Address of issuer's principal executive offices: 5 Ha'Solelim Street, Tel Aviv, Israel, 67897

## Item 2. Person Filing
Name of person filing: Gil Shwed
Address of principal business office or, if none, residence: c/o Check Point Software Technologies Ltd., 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel
Citizenship: Israel

## Item 4. Ownership
Amount beneficially owned: 26,492,908
Percent of class: 25.1 %
Sole power to vote or to direct the vote: 24,870,408
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 24,870,408
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Gil Shwed: /S/ Gil Shwed, Gil Shwed (04/27/2026)